October 26, 2006

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re: SpatiaLight, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed October 20, 2006
File No. 333-137100

Dear Mr. Olins:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

August 2006 Financing, page 25

1.   We note your response to prior comment 2. Please disclose the effect of the withdrawal on your obligation to pay damages.

Exhibit 5.1

2.   We note that you seek to register warrants, units and subscription rights. Please file an opinion of counsel regarding whether these securities are legal, binding obligations under the governing state contract law.

3.   Please tell us why you filed an opinion that states the outstanding shares "have been," in the past, fully paid and non-assessable rather than whether the shares are now and will be when sold fully paid and non-assessable.

4.   Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to "Business Corporation Law of New York" includes the statutory provisions and also all applicable provisions of the New York Constitution and reported judicial decisions interpreting these laws. Please ask counsel to submit this written confirmation as correspondence on the EDGAR system. See the section VIII.A.14 of the Division Of Corporation Finance's outline of "Current Issues and Rulemaking Projects" (November 14, 2000) available on our web site at www.sec.gov.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Lawrence E. Wilson, Esq. – Franklin, Cardwell and Jones